NO ACT

PE
12-28-09



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE


10010634

February 5, 2010



Act: 1934
Section:
Rule: 14a-8
Public
Availability: 02-05-2010

Patricia M. Schaubeck
General Counsel
State Bancorp, Inc.
Two Jericho Plaza
Jericho, NY 11753

Re: State Bancorp, Inc.
Incoming letter dated December 28, 2009

Dear Ms. Schaubeck:

This is in response to your letter dated December 28, 2009 concerning the shareholder proposal submitted to State Bancorp by Gerald R. Armstrong. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Gerald R. Armstrong

*** FISMA & OMB Memorandum M-07-16 ***

February 5, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: State Bancorp, Inc.
Incoming letter dated December 28, 2009

The proposal relates to acting by written consent.

There appears to be some basis for your view that State Bancorp may exclude the proposal under rule 14a-8(f). We note your representation that the proponent has not responded to State Bancorp's request for documentary support indicating that he has satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if State Bancorp omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Matt S. McNair
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



Patricia M. Schaubeck
General Counsel

December 28, 2009

BY FEDEX AND E-MAIL (shareholderproposals@sec.gov)

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington, D.C. 20549

Re: No-Action Request of State Bancorp, Inc.

Dear Sir or Madam,

Pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), I am writing to inform the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that State Bancorp, Inc., a New York corporation (the "Company"), intends to exclude a stockholder proposal from its proxy statement and form of proxy for its 2010 Annual Meeting of Stockholders (collectively, the "2010 Proxy Materials"). The Company received the proposal (the "Proposal") from Mr. Gerald R. Armstrong (the "Proponent") by letter dated November 27, 2009, a copy of which is attached hereto as Exhibit A. We note that the Proponent submitted his Proposal after business hours on the last day of the Company's deadline for proposal submissions as disclosed in our 2009 Annual Meeting Proxy Statement.

Pursuant to Rule 14a-8(j), we are (a) filing six hard copies of this letter and related Exhibits with the Commission no later than eighty (80) calendar days before the Company intends to file its definitive 2010 Proxy Materials with the Commission and (b) concurrently sending copies of this correspondence to the Proponent. The 2010 Annual Meeting of Stockholders will likely be held no earlier than April 20, 2010.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to

Two Jericho Plaza, Jericho, New York 11753 • 516. 465.2300 • Fax 516. 465.6700 this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

The Proposal asks the stockholders of the Company to vote to request that the Board of Directors of the Company take the steps necessary to permit stockholders to act by written consent of a majority of the shares outstanding to the extent permitted by law.

Pursuant to Rule 14a-8(b) of the Exchange Act, to be eligible to submit a proposal, a stockholder must have continuously have held at least $2,000 in market value or 1% of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date that the proposal is submitted. The Company was unable to verify that the Proponent met this requirement. The Company did verify by a review of its records that the Proponent was a registered holder of 518 shares of common stock of the Company (which exceeds the minimum ownership level established in Rule 14a-8) on the date the Proposal was submitted to the Company (November 27, 2009), but could not verify that this amount was continuously held by the Proponent for at least one year prior to the submission of his Proposal. Our records indicate that the Proponent was a registered holder of only 18 shares of common stock of the Company as of December 31, 2008, which does not satisfy the minimum ownership level or the required holding period established in Rule 14a-8. Thus, according to the Company's records, the Proponent is not eligible to submit a proposal for inclusion in the Company's 2010 Proxy Materials.

Rule 14a-8(b)(2) and Q&A C.1.c. from Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14") address the issue of how to determine whether a stockholder has owned the minimum amount of securities entitled to be voted on the proposal at the meeting for the required time period. If the stockholder appears on the company's record as a registered holder, the company can verify the stockholder's eligibility independently. In the event that the stockholder is not the registered holder, the stockholder is responsible for proving his or her eligibility to submit a proposal to the company. To do so the stockholder can submit a written statement from the record holder of the securities verifying that the stockholder has owned the securities continuously for one year as of the time the stockholder submits the proposal. No such evidence was submitted by the Proponent at the time the Proposal was submitted to the Company.

By letter dated December 4, 2009, on behalf of the Company, I requested that the Proponent provide a written statement from the record holder of his Company securities verifying that at the time he submitted the Proposal, he continuously held the securities for at least one year prior to the submission of the Proposal. A copy of such letter is attached hereto as Exhibit B. The Proponent was requested to respond within fourteen calendar days. The Company did not receive a response from the Proponent and has no ability to independently verify continuous ownership of the requisite number of securities by the Proponent.

For the foregoing reasons and in accordance with Rule 14a-8(f), the Company believes it may properly exclude the Proposal from the 2010 Proxy Materials for failure to comply with Rule 14a-8(b). Accordingly, the Company respectfully requests that the Staff not recommend enforcement action if the Company omits the Proposal from its 2010 Proxy Materials. If the Staff does not concur with the Company's position, I would appreciate an opportunity to confer with the Staff prior to the Staff's issuance of a Rule 14a-8 response.

If you have any questions or need any further information, please call the undersigned at 516-465-2336.

Very truly yours,



Patricia M. Schaubeck
General Counsel

Enclosures

cc: Gerald R. Armstrong
Robert C. Azarow, Esq.

Exhibit A

*** FISMA & OMB Memorandum M-07-16 ***

November 27, 2009

Mr. Thomas E. Christman,
Chairman of the Board
STATE BANCORP, INC.
2 Jerico Plaza
Jerico, New York 11753

Dear Mr. Christman

Pursuant to Rule 14a-8 of the Securities and Exchange Commission, this letter is formal notice to the management of STATE BANCORP, INC., at the coming annual meeting in 2010, I, Gerald R. Armstrong, a shareholder for more than one year and the owner of in excess of $2,000.00 worth of voting stock, 518 shares, shares which I intend to own for all of my life, will cause to be introduced from the floor of the meeting, the attached resolution.

I will be pleased to withdraw the resolution if a sufficient amendment is supported by the board of directors and presented accordingly.

I ask that, if management intends to oppose this resolution, my name, address, and telephone number--Gerald R. Armstrong *** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 *** together with the number of shares owned by me as recorded on the stock ledgers of the corporation, be printed in the proxy statement, together with the text of the resolution and the statement of reasons for introduction. I also ask that the substance of the resolution be included in the notice of the annual meeting and on management's form of proxy.

Yours for "Dividends and Democracy,"



Gerald R. Armstrong, Shareholder

Transmitted by Facsimile *** FISMA & OMB Memorandum M-07-16 ***

RESOLUTION

That the shareholders of STATE BANCORP, INC. request its Board of Directors to take the steps necessary to permit shareholders to act by written consent of a majority of our shares outstanding to the extent permitted by law.

STATEMENT

Taking action by written consent, in lieu of a meeting, is a mechanism shareholders can use to raise important matters outside the normal annual meeting cycle.

Limitations on shareholders' rights to act by written consent are considered takeover defenses because they may impede the ability of a bidder to succeed in completing a profitable transaction for us or in obtaining control of the board that could result in a higher price or greater value for our shares.

Although it is not necessarily anticipated that a bidder will materialize, that very possibility presents a powerful incentive for improved management of our holding company.

A study by Harvard professor Paul Gompers supports the concent that shareholder disempowering governance features, including restrictions on the shareholders' ability to act by written consent, are significantly correlated to a reduction in shareholder value.

Please encourge our board to respond positively to this proposal to enable shareholder action by written consent.

Exhibit B



Patricia M. Schaubeck
General Counsel

December 4, 2009

Mr. Gerald R. Armstrong

*** FISMA & OMB Memorandum M-07-16 ***

RE: Rule 14a-8 Proposal

Dear Mr. Armstrong:

Thank you for your letter received by State Bancorp, Inc. (the "Company") on November 27, 2009. Your letter indicates that you wish to include a resolution and supporting statement in the Company's 2010 proxy statement. In order for the Company to consider your request, you must provide the following information in accordance with Rule 14a-8 of the Securities Exchange Act of 1934, as amended.

1. Provide a written statement from the record holder of your Company securities verifying that, at the time you submitted your proposal to the Company, you continuously held the securities for at least one year prior to the submission of your proposal. The written statement from the record holder of your securities must also indicate that the value of the securities you held during the one year period totaled at least $2,000.00 in market value or 1% of the Company's securities entitled to vote on the requested proposal at the 2010 annual meeting of shareholders.

2. Provide your written, signed statement setting forth your intention to hold the requisite value or number of securities through the date of the 2010 annual meeting of shareholders.

Please direct your response to Janice Clark, Corporate Secretary, within fourteen calendar days of your receipt of this letter.

Very truly yours,



Patricia M. Schaubeck
General Counsel

PMS:des

Two Jericho Plaza, Jericho, New York 11753 • 516. 465.2300 • Fax 516. 465.6700